Mail Stop 4561

March 25, 2008

Michael E. Lehman
Chief Financial Officer and
Executive Vice President
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

>   **Re: Sun Microsystems, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **June 30, 2007**
>   **Form 10-Q for Fiscal Quarter Ended**
>   **December 31, 2007**
>   **File No. 000-15086**

Dear Mr. Lehman:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 40

1.   We note your disclosure that you engage independent third party appraisal firms to assist you in determining the fair value of assets and liabilities acquired in business combinations. We also note your reference on page 41 to the valuation prepared by a third party valuation firm that was used to estimate the fair value of identifiable intangible assets. Please note that when you refer to an independent valuation specialist you need to disclose the specialist's name and, if your annual report is incorporated by reference into a Securities Act registration statement, include their consent. Refer to Rule 436(b) of Regulation C and file the consent(s), if necessary.

Form 10-Q for Fiscal Quarter Ended December 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Products Gross Margin, page 24

2.   We note your disclosure that cost savings had a significantly positive impact on product gross margin in fiscal 2008 and pricing and discounting actions had a negative impact. Please tell us how you considered whether either of these matters represented a known trend for which additional disclosure would be required under Item 303 (a)(3)(ii) of Regulation S-K. Notwithstanding whether either matter represented a trend, explain to us why you have not described the pricing and discounting actions in this section in more detail.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief